SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )


                                Hoenig Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434396107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Kathryn L. Hoenig, General Counsel and Secretary,
          Hoenig Group Inc., 4 International Drive, Rye Brook, NY 10573
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   434396107.

CUSIP NO.   434396107.

                                  SCHEDULE 13D


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric P. Sapirstein
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)|_| (b)|_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       PF
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               967,400
    Number of         -------- -------------------------------------------------
     Shares           8        SHARED VOTING POWER
  Beneficially                  0
    Owned By          -------- -------------------------------------------------
     Each             9        SOLE DISPOSITIVE POWER
   Reporting                   967,400
     Person            -------- ------------------------------------------------
     With             10       SHARED DISPOSITIVE POWER
                               0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         967,400
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN

     This Amendment Number 3 to the Schedule 13D filed by Fredric P. Sapirstein dated August 26, 1997 reflects the vesting of options to purchase 125,000 shares of Common Stock, and amends Items 1, 2, 3, 5 and 6 of the Schedule 13D, as previously amended, as follows:


Item 1.  Security and Issuer.


     Item 1 is hereby amended by substituting the following for the last sentence thereof:

     The Corporation's principal executive office is located at 4 International Drive, Rye Brook, NY 10573.


Item 2.  Identity and Background.

     Item 2 is hereby amended by substituting the following for subsection (b) thereof:

     (b) The business address of the Reporting Person is: c/o Hoenig Group Inc., 4 International Drive, Rye Brook, NY 10573.

     Item 2 is further amended by substituting the following for the last sentence of subsection (c) thereof:

     (c) The address of the Corporation is: 4 International Drive, Rye Brook, NY 10573.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

     Stock options to purchase 125,000 shares of Common Stock granted to the Reporting Person pursuant to the Employment Agreement vest as of September 5, 1998. The Reporting Person holds presently exercisable options to purchase an aggregate of 525,000 shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by substituting the following for subsection (a) thereof:

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as of May 14, 1998, the Corporation had issued and outstanding 9,073,540 shares of Common Stock.

     The Reporting Person is the beneficial owner of 967,400 shares of Common Stock or 10.5% of the outstanding Common Stock, consisting of (i) 442,400 shares of Common Stock owned directly and (ii) 525,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to presently exercisable stock options.

     Item 5 is further amended by substituting the following for the first paragraph of subsection (b) thereof:

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 967,400 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 967,400 shares of Common Stock. The Reporting Person does not share the power to vote, or to direct the vote of, or power to dispose of, or to direct the disposition of, any shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following:

     Stock options to purchase 125,000 shares of Common Stock, representing Service-Based Options granted to the Reporting Person pursuant to the Employment Agreement, vest as of September 5, 1998. The Reporting Person holds presently exercisable options to purchase an aggregate of 525,000 shares.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 11, 1998

                                            /s/ Fredric P. Sapirstein
                                            -------------------------
                                            Fredric P. Sapirstein